                           --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                FOREST OIL CORP.
                                (Name of Issuer)

                           --------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                           --------------------------

                                   346091606
                                 (CUSIP Number)

                                  Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 28, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

CUSIP NO.:109178 10 3

                                  SCHEDULE 13D

================================================================================
  1     NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

        Enron Corp.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)

        [  ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Oregon
--------------------------------------------------------------------------------
  7     Sole Voting Power

        0
--------------------------------------------------------------------------------
  8     SHARED VOTING POWER

        0
--------------------------------------------------------------------------------
  9     SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
 10     SHARED DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/

        [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        CO
================================================================================

CUSIP NO.:346091 60 6

                                  SCHEDULE 13D
================================================================================
  1     NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

        Joint Energy Development Investments Limited Partnership
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)

        [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
  7     Sole Voting Power

        0
--------------------------------------------------------------------------------
  8     SHARED VOTING POWER

        0
--------------------------------------------------------------------------------
  9     SOLE DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
 10     SHARED DISPOSITIVE POWER

        0
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/

        [ ]
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

                               AMENDMENT NO. 3 TO
                           STATEMENT ON SCHEDULE 13D

     Introductory Note: The joint Schedule 13D of Enron Corp., an Oregon corporation ("Enron") and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI") filed February 1, 1996, as amended February 9, 1996, and as further amended November 15, 1996, is further amended as follows. All information herein with respect to Forest Oil Corp., a New York corporation (the "Issuer"), and the common stock, par value $.10 per share (the "Common Stock"), of the Issuer is to the best knowledge and belief of Enron and JEDI.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of Enron and Enron Capital Corp. Neither Enron nor JEDI (collectively, the "Reporting Entities") nor, to their knowledge, any person listed on Schedule I hereto has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U. S. federal or state securities laws or finding any violations with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     By open market sales and block trades effected over the New York Stock Exchange from May 21, 1999 to June 8, 1999, JEDI sold all 3,680,000 of its shares of Common Stock. Over 3 million of these shares were sold at $10.75 in a block trade on June 8, 1999, and the remaining shares had been sold at prices between the range of $10.375 and $11.25.

     The Reporting Persons ceased to beneficial own more than five percent of the Common Stock on June 8, 1999. Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge any of the persons named in Schedule I hereto, has effected any transaction in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 4, 1999, the Issuer filed a shelf registration statement on Form S-3 to register the resale of all of JEDI's Common Stock, which it withdrew on June 9, 1999 prior to it becoming effective. Forest waived the resale restriction set forth in the Shareholders Agreement dated January 24, 1996, as amended, with respect to 840,000 shares of JEDI's holdings of Common Stock.

[signature page follows]

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1999.               ENRON CORP.


                                    By: /s/ Angus H. Davis
                                       ---------------------------------
                                        Angus H. Davis
                                        Vice President and Deputy
                                          Corporate Secretary


Dated: June 11, 1999.               JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED
                                    PARTNERSHIP

                                    By: Enron Capital Management Limited
                                        Partnership, its general partner
                                    By: Enron Capital Corp., its general partner


                                    By: /s/ Angus H. Davis
                                       ---------------------------------
                                       Angus H. Davis
                                       Vice President and Secretary

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

----------------------------------------------------------------------------------------------
    Name and Business Address       Citizenship             Position and Occupation
---------------------------------   -----------   --------------------------------------------
Robert A. Belfer                                  Director; Chairman, President and Chief
767 Fifth Avenue, 46th Floor          U.S.A.      Executive Officer, Belco Oil & Gas Corp.
New York, New York 10153
----------------------------------------------------------------------------------------------
Norman P. Blake, Jr.                              Director; Chairman, United States Fidelity
USF&G Corporation                     U.S.A.      and Guaranty Company
6225 Smith Avenue.  LA0300
Baltimore, Maryland 21209
----------------------------------------------------------------------------------------------
Ronnie C. Chan                                    Director; Chairman of Hang Lung
Hang Lung Development Company                     Development Group
 Limited                              U.S.A.
28/F, Standard Chartered Bank
 Building
4 Des Vouex Road Central
Hong Kong
----------------------------------------------------------------------------------------------
John H. Duncan                                    Director; Investments
5851 San Felipe, Suite 850            U.S.A.
Houston, Texas 77057
----------------------------------------------------------------------------------------------
Joe H. Foy                                        Director; Retired Senior Partner, Bracewell
404 Highridge Drive                   U.S.A.      & Patterson, L.L.P.
Kerrville, Texas 78028
----------------------------------------------------------------------------------------------
Wendy L. Gramm                                    Director; Former Chairman, U.S.
P.O. Box 39134                        U.S.A.      Commodity Futures Trading Commission
Washington, D.C.  20016
----------------------------------------------------------------------------------------------
Ken L. Harrison                                   Director; Vice Chairman of Enron Corp.
121 S.W. Salmon Street                U.S.A.      and Chairman and Chief Executive Officer,
Portland, Oregon 97204                            Portland General Electric Company
----------------------------------------------------------------------------------------------
Robert K. Jaedicke                                Director; Professor (Emeritus), Graduate
Graduate School of Business           U.S.A.      School of Business, Stanford University
Stanford University
Stanford, California 94305
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    Name and Business Address       Citizenship             Position and Occupation
---------------------------------   -----------   --------------------------------------------
Charles A. LeMaistre                              Director; President (Emeritus), University
13104 Travis View Loop                U.S.A.      of Texas M.D. Anderson Cancer Center
Austin, Texas  78732
----------------------------------------------------------------------------------------------
John Mendelsohn                                   Director; President, University of Texas
1515 Holcombe - Box 91                U.S.A.      M.D. Anderson Cancer Center
Houston, Texas 77030
----------------------------------------------------------------------------------------------
Jerome J. Meyer                                   Director; Chairman and Chief Executive
26600 S.W. Parkway                    U.S.A.      Officer, Tektronix, Inc.
Building 63, P. O. Box 1000
Wilsonville, Oregon 97070-1000
----------------------------------------------------------------------------------------------
John A. Urquhart                                  Director; Senior Advisor to the Chairman
John A. Urquhart Associates           U.S.A.      of Enron Corp.; President, John A.
111 Beach Road                                    Urquhart Associates
Fairfield, Connecticut 06430
----------------------------------------------------------------------------------------------
John Wakeham                                      Director; Former U.K. Secretary of State
Pingleston House                                  for Energy and Leader of the Houses of
Old Alresford                          U.K.       Commons and Lords
Hampshire S024 9TB
United Kingdom
----------------------------------------------------------------------------------------------
Herbert S. Winokur, Jr.                           Director; President, Winokur & Associates,
Winokur & Associates, Inc.            U.S.A.      Inc.
30 East Elm Ct.
Greenwich, Connecticut 06830
----------------------------------------------------------------------------------------------
Kenneth L. Lay                                    Director; Chairman and Chief Executive
1400 Smith Street                     U.S.A.      Officer, Enron Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
J. Clifford Baxter                                Senior Vice President, Corporate
1400 Smith Street                     U.S.A.      Development; Enron Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Richard A. Causey                     U.S.A.      Senior Vice President, Chief Accounting,
1400 Smith Street                                 Information and Administrative Officer,
Houston, Texas 77002                              Enron Corp.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
    Name and Business Address       Citizenship             Position and Occupation
---------------------------------   -----------   --------------------------------------------
James V. Derrick, Jr.                             Senior Vice President and General
1400 Smith Street                     U.S.A.      Counsel, Enron Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Andrew S. Fastow                                  Senior Vice President and Chief Financial
1400 Smith Street                     U.S.A.      Officer, Enron Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Mark A. Frevert                                   President - ECT Europe and Managing
1400 Smith Street                     U.S.A.      Director, Enron Capital & Trade Resources
Houston, Texas 77002                              Corp. and President and Chief Executive
                                                  Officer, Enron Europe Limited
----------------------------------------------------------------------------------------------
Stanley C. Horton                                 Chairman and Chief Executive Officer,
1400 Smith Street                     U.S.A.      Enron Gas Pipeline Group
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Rebecca P. Mark                                   Vice Chairman, Enron Corp. and Chairman
1400 Smith Street                     U.S.A.      and Chief Executive Officer, Azurix Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Lou L. Pai                                        Chairman and Chief Executive Officer,
1400 Smith Street                     U.S.A.      Enron Energy Services, Inc.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Kenneth D. Rice                       U.S.A.      Chairman and Chief Executive Officer,
1400 Smith Street                                 Enron Capital & Trade Resources Corp. -
Houston, Texas 77002                              North America
----------------------------------------------------------------------------------------------
Jeffrey K. Skilling                               Director; President and Chief Operating
1400 Smith Street                     U.S.A.      Officer, Enron Corp.
Houston, Texas 77002
----------------------------------------------------------------------------------------------
Joseph W. Sutton                                  Chairman, President and Chief Executive
1400 Smith Street                     U.S.A.      Officer and Chief Operating Officer,  Enron
Houston, Texas 77002                              International Inc.
----------------------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.

----------------------------------------------------------------------------------
 Name and Business Address     Citizenship          Position and Occupation
----------------------------   -----------   -------------------------------------
James V. Derrick, Jr.            U.S.A.      Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Mark A. Frevert                  U.S.A.      Director; Managing Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Kenneth D. Rice                  U.S.A.      Director; Chairman, Chief Executive
1400 Smith Street                            Officer and Managing Director
Houston, Texas 77002
----------------------------------------------------------------------------------
J. Clifford Baxter               U.S.A.      President and Managing Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Richard B. Buy                   U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Andrew S. Fastow                 U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Jeffrey McMahon                  U.S.A.      Managing Director, Finance and
1400 Smith Street                            Treasurer
Houston, Texas 77002
----------------------------------------------------------------------------------
Mark E. Haedicke                 U.S.A.      Managing Director and General Counsel
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------
Jere C. Overdyke, Jr.            U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
----------------------------------------------------------------------------------